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Improvement in Key Automotive Markets, Ford Credit Contribute to Ford's Q3, YTD Operating Results

- GAAP operating cash flow up 8 percent year-to-date; adjusted free cash flow for the same period increased 80 percent
- Automotive EBIT increased 10 percent year-to-date; EBIT from North America, Europe and China higher in the quarter
- Aggressive global rollouts of customer-centered new vehicles include ongoing renewal of North American lineup
- Company continues to expect full-year growth in 2019 adjusted free cash flow, driven by Automotive; forecasts full-year adjusted EBIT of between $6.5 billion and $7.0 billion

DEARBORN, Mich., Oct. 23, 2019 – Ford Motor Company said its third-quarter 2019 performance included progress in the North America, Europe and China automotive businesses and strong results from Ford Credit. At the same time, the company took further steps in Q3 to become even more fit and customer-centered amid expected long-term industry change.

Company Key Metrics Summary

	THIRD QUARTER			YEAR TO DATE		
	2018	2019	H / (L)	2018	2019	H / (L)
Market Share (%)	6.3 %	6.0 %	(0.3) ppts	6.5 %	6.0 %	(0.5) ppts
Wholesale Units (000)	1,353	1,244	(8) %	4,508	4,033	(11) %
GAAP						
Cash Flows From Op. Activities ($B)	$ 5.2	$ 4.7	$ (0.4)	$ 13.7	$ 14.7	$ 1.1
Revenue ($B)	37.6	37.0	(2) %	118.5	116.2	(2) %
Net Income ($B)	1.0	0.4	$ (0.6)	3.8	1.7	$ (2.1)
Net Income Margin (%)	2.6 %	1.1 %	(1.5) ppts	3.2 %	1.5 %	(1.7) ppts
EPS (Diluted)	$ 0.25	$ 0.11	$(0.14)	$ 0.95	$ 0.43	$(0.52)
Non-GAAP						
Company Adj. Free Cash Flow ($B)	$ 0.1	$ 0.2	$ 0.1	$ 1.3	$ 2.3	$ 1.0
Company Adj. EBIT ($B)	1.7	1.8	0.1	5.5	5.9	0.3
Company Adj. EBIT Margin (%)	4.4 %	4.8 %	0.4 ppts	4.7 %	5.1 %	0.4 ppts
Adjusted EPS (Diluted)	$ 0.29	$ 0.34	$ 0.05	$ 1.00	$ 1.06	$ 0.06
Adjusted ROIC (Trailing Four Qtrs)	8.2 %	9.0 %	0.8 ppts			

Reported revenue for the **third quarter** was $37.0 billion, down 2 percent from the prior year, largely as a result of currency exchange. Third-quarter net income was $425 million. A decline

in per-share earnings to 11 cents was primarily attributable to charges for special items associated with the company's strategic Global Redesign. Special items in Q3 included charges related to the proposed creation of a joint venture in India with Mahindra & Mahindra. Cash flow from operating activities was $4.7 billion, down 9 percent. *Unless otherwise noted, all comparisons here are year-over-year.*

Adjusted free cash flow for Q3 was $207 million. Adjusted EBIT in the quarter increased 8 percent to $1.8 billion. The higher operating results were attributable to mark-to-market investment gains; improvement in the company's businesses in North America, Europe and China; and another strong performance by Ford Credit. Adjusted per-share earnings for the third quarter were 34 cents.

For the year to date, adjusted free cash flow was up 80 percent. EBIT from Ford's Automotive business for the first nine months of the year increased 10 percent.

"Our Global Redesign is about making choices to transform our organization, to become the world's most trusted company and a clear leader in an era of rapid change," said Jim Hackett, Ford president and chief executive officer. "We are getting stronger today and we have more work to do."

Business-unit highlights during the quarter included:

- Ongoing product renewal in **North America**, where all-new Ford Explorer and Escape and Lincoln Aviator and Corsair models will soon be followed by a new F-Series Super Duty with best-in-class diesel towing, diesel and gas power and torque, and payload; a new F-150; an innovative, Mustang-inspired battery-electric vehicle; and the return of the Bronco.

- Opening of a new customer-contact center in Houston to develop even closer relationships with **U.S.** owners of Ford vehicles.

- Further strides in restructuring the company's **European** business, focusing on industry-leading commercial vehicles, a smaller portfolio of profitable passenger vehicles, and niche imported models.

- Signs of improvement in Ford's **China** business. The company has begun introducing new country-focused products while at the same time lowering costs and strengthening its dealer network and sales and marketing capabilities.

- Formation of Ford's **International Markets Group**, or IMG, a new business unit bringing together 100 high-potential mature and emerging markets under a single leadership team. Those markets include India, Australia, ASEAN, the Middle East, Africa and Russia. Auto sales in emerging countries are growing at almost double the rate of the global industry, and by 2024 will likely account for one in three vehicles sold worldwide.

  Ford IMG will be a beneficiary of the new joint venture with Mahindra. The company said the JV reinforces a commitment to profitable growth in India and is expected to unlock the low-cost product development capabilities key to emerging-market growth.

- Sustained strong performance by **Ford Credit**, which delivered a 9-percent increase in EBT.

- Selection of Austin, Texas, as the third launch market for **Ford Mobility** self-driving vehicles. Additionally, Ford's Spin, which is among the top three micro-mobility companies in the U.S., continues to grow, with more than 3 million rides across now 60 markets through the first nine months of the year. Spin is expanding the company's reach in ways that are expected to broaden the base for its future autonomous-vehicles businesses.

"We are laying the groundwork for consistently higher customer experience and future growth in free cash flow and profitability," said Tim Stone, Ford's chief financial officer. "We have a bias for action and are driving disciplined, long-term execution."

Regional Highlights

	North America	South America	Europe	MEA	China	Asia Pacific Operations	Total Automotive
Market Share (%)	12.6 %	7.1 %	6.7 %	3.3 %	2.3 %	1.7 %	6.0 %
H / (L) Q318	(0.7) ppts	(1.3) ppts	(0.3) ppts	0.1 ppts	(0.6) ppts	(0.2) ppts	(0.3) ppts
Wholesales (000)	639	79	303	24	134	65	1,244
H / (L) Q318	(1) %	(16) %	(15) %	(4) %	(12) %	(19) %	(8) %
Revenue ($B)	$ 23.4	$ 1.0	$ 6.4	$ 0.6	$ 0.9	$ 1.7	$ 33.9
H / (L) Q318	5 %	(19) %	(14) %	(2) %	(27) %	(12) %	(2) %
EBIT ($M)	$ 2,012	$ (165)	$ (179)	$ (27)	$ (281)	$ (31)	$ 1,329
H / (L) Q318	$ 52	$ (13)	$ 66	$ (74)	$ 97	$ (201)	$ (73)
EBIT Margin (%)	8.6 %	(15.9) %	(2.8) %	(4.4) %	(32.0) %	(1.9) %	3.9 %
H / (L) Q318	(0.2) ppts	(4.1) ppts	0.5 ppts	(12.2) ppts	(0.6) ppts	(10.8) ppts	(0.1) ppts

Outlook

- Ford continues to expect lower full-year structural costs in its Automotive business, excluding pensions and other post-employment benefits, and sustained strength in Ford Credit. The company still anticipates full-year growth in adjusted free cash flow, its most important financial measure, driven by Automotive.

- However, fourth-quarter headwinds – higher warranty costs, higher than planned incentives in North America, and lower volumes in China – have intensified since Ford last gave financial guidance for 2019.

- As a result, Ford is lowering its guidance for full-year company adjusted EBIT to between $6.5 billion and $7.0 billion, compared with $7.0 billion in 2018.

- Full-year adjusted EPS is now anticipated to be $1.20 to $1.32, versus $1.30 in 2018, with an adjusted effective tax rate of around 12 to 13 percent.

- Ford's guidance assumes no material change in the current economic environment, including commodities, foreign exchange and tariffs. Actual results could differ materially from guidance due to risks, uncertainties and other factors, including those detailed in the company's Cautionary Note on Forward Looking Statements.

# # #

About Ford Motor Company

Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 191,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

Contact(s):	Media:	Equity Investment Community:	Fixed Income Investment Community:	Shareholder Inquiries:
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	313.390.5565	313.621.2902	313.621.0965	313.845.8540
	Bcarro37@ford.com	Ltyson4@ford.com	Krocoff@ford.com	Stockinf@ford.com

Cautionary Note on Forward-Looking Statements

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Ford's long-term competitiveness depends on the successful execution of fitness actions;
- Industry sales volume, particularly in the United States, Europe, or China, could decline if there is a financial crisis, recession, or significant geopolitical event;
- Ford's new and existing products and mobility services are subject to market acceptance;
- Ford's results are dependent on sales of larger, more profitable vehicles, particularly in the United States;
- Ford may face increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in commodity prices, foreign currency exchange rates, and interest rates can have a significant effect on results;
- With a global footprint, Ford's results could be adversely affected by economic, geopolitical, protectionist trade policies, or other events, including Brexit;
- Ford's production, as well as Ford's suppliers' production, could be disrupted by labor disputes, natural or man-made disasters, financial distress, production difficulties, or other factors;
- Ford's ability to maintain a competitive cost structure could be affected by labor or other constraints;
- Pension and other postretirement liabilities could adversely affect Ford's liquidity and financial condition;
- Economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns) could be worse than Ford has assumed;
- Ford's vehicles could be affected by defects that result in delays in new model launches, recall campaigns, or increased warranty costs;
- Ford may need to substantially modify its product plans to comply with safety, emissions, fuel economy, and other regulations that may change in the future;
- Ford could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- Ford's receipt of government incentives could be subject to reduction, termination, or clawback;
- Operational systems, security systems, and vehicles could be affected by cyber incidents;
- Ford and Ford Credit's access to debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts could be affected by credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Ford Credit could experience higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Ford Credit could face increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- Ford Credit could be subject to new or increased credit regulations, consumer or data protection regulations, or other regulations.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our 2018 Form 10-K Report, as updated by our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Conference Call Details

Ford Motor Company (NYSE:F) and Ford Motor Credit Company will release their 2019 third quarter financial results at 4:05 p.m. ET on Wednesday, October 23. Following the release, Jim Hackett, Ford president and chief executive officer; Tim Stone, Ford chief financial officer; and members of Ford's senior management team will host a conference call at 5:00 p.m. ET to discuss the results. The presentation and supporting materials will be available at www.shareholder.ford.com. Representatives of the investment community will have the opportunity to ask questions on the call.

Ford Earnings Call: 5:00 p.m. ET
Toll-Free: 1.877.870.8664
International: 1.970.297.2423
Passcode: Ford Earnings
Web: www.shareholder.ford.com

REPLAY
(Available after 8:00 p.m. ET the day of the event through October 30, 2019)
Web: www.shareholder.ford.com
Toll-Free: 1.855.859.2056
International: 1.404.537.3406
Replay Passcode: 2196076

*   The following applies to the information throughout this release:

- See tables later in this release for the nature and amount of special items, and reconciliations of the non-GAAP financial measures designated as "adjusted" to the most comparable financial measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP").
- Wholesale unit sales and production volumes include Ford brand and Jiangling Motors Corporation ("JMC") brand vehicles produced and sold in China by our unconsolidated affiliates; revenue does not include these sales. See materials supporting the October 23, 2019 conference call at www.shareholder.ford.com for further discussion of wholesale unit volumes.

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the periods ended September 30,	
	2018	2019
	First Nine Months	
	(unaudited)	
Cash flows from operating activities		
Net income	$ 3,807	$ 1,756
Depreciation and tooling amortization	6,930	7,310
Other amortization	(626)	(891)
Held-for-sale impairment charges	—	799
Provision for credit and insurance losses	367	292
Pension and other post-retirement employee benefits ("OPEB") expense/(income)	(387)	401
Equity investment (earnings)/losses in excess of dividends received	15	73
Foreign currency adjustments	476	49
Net (gain)/loss on changes in investments in affiliates	(44)	(46)
Stock compensation	199	238
Provision for deferred income taxes	(82)	(403)
Decrease/(Increase) in finance receivables (wholesale and other)	746	2,792
Decrease/(Increase) in accounts receivable and other assets	(2,126)	(1,023)
Decrease/(Increase) in inventory	(2,360)	(1,790)
Increase/(Decrease) in accounts payable and accrued and other liabilities	6,786	5,226
Other	(36)	(44)
Net cash provided by/(used in) operating activities	13,665	14,739
Cash flows from investing activities		
Capital spending	(5,669)	(5,358)
Acquisitions of finance receivables and operating leases	(48,227)	(41,142)
Collections of finance receivables and operating leases	38,418	37,854
Purchases of marketable securities and other investments	(14,547)	(12,367)
Sales and maturities of marketable securities and other investments	17,341	12,532
Settlements of derivatives	290	163
Other	(201)	(53)
Net cash provided by/(used in) investing activities	(12,595)	(8,371)
Cash flows from financing activities		
Cash payments for dividends and dividend equivalents	(2,308)	(1,794)
Purchases of common stock	(164)	(237)
Net changes in short-term debt	(1,268)	(1,094)
Proceeds from issuance of long-term debt	37,211	35,705
Principal payments on long-term debt	(33,935)	(34,847)
Other	(184)	(173)
Net cash provided by/(used in) financing activities	(648)	(2,440)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(305)	(154)
Net increase/(decrease) in cash, cash equivalents, and restricted cash	$ 117	$ 3,774
Cash, cash equivalents, and restricted cash at beginning of period	$ 18,638	$ 16,907
Net increase/(decrease) in cash, cash equivalents, and restricted cash	117	3,774
Cash, cash equivalents, and restricted cash at end of period	$ 18,755	$ 20,681

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions, except per share amounts)

	For the periods ended September 30,			
	2018	2019	2018	2019
	Third Quarter		First Nine Months	
	(unaudited)			
Revenues				
Automotive	$ 34,660	$ 33,931	$ 109,577	$ 106,928
Ford Credit	2,998	3,045	8,950	9,231
Mobility	8	14	18	26
Total revenues	37,666	36,990	118,545	116,185
Costs and expenses				
Cost of sales	31,568	32,282	100,515	99,881
Selling, administrative, and other expenses	2,882	2,601	8,407	8,169
Ford Credit interest, operating, and other expenses	2,352	2,368	7,052	7,104
Total costs and expenses	36,802	37,251	115,974	115,154
Operating income/(loss)	864	(261)	2,571	1,031
Interest expense on Automotive debt	328	262	890	723
Interest expense on Other debt	15	14	43	42
Other income/(loss), net	605	534	2,472	1,434
Equity in net income of affiliated companies	(32)	(16)	252	96
Income/(Loss) before income taxes	1,094	(19)	4,362	1,796
Provision for/(Benefit from) income taxes	101	(442)	555	40
Net income	993	423	3,807	1,756
Less: Income/(Loss) attributable to noncontrolling interests	2	(2)	14	37
Net income attributable to Ford Motor Company	$ 991	$ 425	$ 3,793	$ 1,719
EARNINGS PER SHARE ATTRIBUTABLE TO FORD MOTOR COMPANY COMMON AND CLASS B STOCK				
Basic income	$ 0.25	$ 0.11	$ 0.95	$ 0.43
Diluted income	0.25	0.11	0.95	0.43
Weighted-average shares used in computation of earnings per share				
Basic shares	3,976	3,970	3,976	3,976
Diluted shares	4,000	4,007	3,999	4,006

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2018	September 30, 2019
		(unaudited)
ASSETS		
Cash and cash equivalents	$ 16,718	$ 20,523
Marketable securities	17,233	16,808
Ford Credit finance receivables, net	54,353	51,183
Trade and other receivables, less allowances of $94 and $60	11,195	10,621
Inventories	11,220	12,451
Assets of held-for-sale operations	—	812
Other assets	3,930	3,356
Total current assets	114,649	115,754
Ford Credit finance receivables, net	55,544	53,530
Net investment in operating leases	29,119	29,452
Net property	36,178	35,404
Equity in net assets of affiliated companies	2,709	2,623
Deferred income taxes	10,412	10,677
Other assets	7,929	10,717
Total assets	$ 256,540	$ 258,157
LIABILITIES		
Payables	$ 21,520	$ 22,228
Other liabilities and deferred revenue	20,556	21,731
Automotive debt payable within one year	2,314	1,622
Ford Credit debt payable within one year	51,179	52,852
Other debt payable within one year	—	130
Liabilities of held-for-sale operations	—	524
Total current liabilities	95,569	99,087
Other liabilities and deferred revenue	23,588	23,729
Automotive long-term debt	11,233	12,615
Ford Credit long-term debt	88,887	86,422
Other long-term debt	600	470
Deferred income taxes	597	447
Total liabilities	220,474	222,770
Redeemable noncontrolling interest	100	—
EQUITY		
Common Stock, par value $.01 per share (4,011 million shares issued of 6 billion authorized)	40	40
Class B Stock, par value $.01 per share (71 million shares issued of 530 million authorized)	1	1
Capital in excess of par value of stock	22,006	22,179
Retained earnings	22,668	22,590
Accumulated other comprehensive income/(loss)	(7,366)	(7,842)
Treasury stock	(1,417)	(1,619)
Total equity attributable to Ford Motor Company	35,932	35,349
Equity attributable to noncontrolling interests	34	38
Total equity	35,966	35,387
Total liabilities and equity	$ 256,540	$ 258,157

SUPPLEMENTAL INFORMATION

The tables below provide supplemental consolidating financial information. Company excluding Ford Credit includes our Automotive and Mobility reportable segments, Corporate Other, Interest on Debt, and Special Items. Eliminations, where presented, primarily represent eliminations of intersegment transactions and deferred tax netting.

Selected Cash Flow Information. The following tables provide supplemental cash flow information (in millions):

	For the period ended September 30, 2019			
	First Nine Months			
Cash flows from operating activities	Company excluding Ford Credit	Ford Credit	Eliminations	Consolidated
Net income	$ (31)	$ 1,787	$ —	$ 1,756
Depreciation and tooling amortization	4,574	2,736	—	7,310
Other amortization	38	(929)	—	(891)
Held-for-sale impairment charges	799	—	—	799
Provision for credit and insurance losses	—	292	—	292
Pension and OPEB expense/(income)	401	—	—	401
Equity investment (earnings)/losses in excess of dividends received	96	(23)	—	73
Foreign currency adjustments	116	(67)	—	49
Net (gain)/loss on changes in investments in affiliates	(39)	(7)	—	(46)
Stock compensation	232	6	—	238
Provision for deferred income taxes	(540)	137	—	(403)
Decrease/(Increase) in finance receivables (wholesale and other)	—	2,792	—	2,792
Decrease/(Increase) in intersegment receivables/payables	(684)	684	—	—
Decrease/(Increase) in accounts receivable and other assets	(1,043)	20	—	(1,023)
Decrease/(Increase) in inventory	(1,790)	—	—	(1,790)
Increase/(Decrease) in accounts payable and accrued and other liabilities	5,364	(138)	—	5,226
Other	(4)	(40)	—	(44)
Interest supplements and residual value support to Ford Credit	(3,658)	3,658	—	—
Net cash provided by/(used in) operating activities	$ 3,831	$ 10,908	$ —	$ 14,739

Cash flows from investing activities	Company excluding Ford Credit	Ford Credit	Eliminations	Consolidated
Capital spending	$ (5,318)	$ (40)	$ —	$ (5,358)
Acquisitions of finance receivables and operating leases	—	(41,142)	—	(41,142)
Collections of finance receivables and operating leases	—	37,854	—	37,854
Purchases of marketable securities and other investments	(7,929)	(4,438)	—	(12,367)
Sales and maturities of marketable securities and other investments	10,210	2,322	—	12,532
Settlements of derivatives	76	87	—	163
Other	(50)	(3)	—	(53)
Investing activity (to)/from other segments	2,504	—	(2,504)	—
Net cash provided by/(used in) investing activities	$ (507)	$ (5,360)	$ (2,504)	$ (8,371)

Cash flows from financing activities	Company excluding Ford Credit	Ford Credit	Eliminations	Consolidated
Cash payments for dividends and dividend equivalents	$ (1,794)	$ —	$ —	$ (1,794)
Purchases of common stock	(237)	—	—	(237)
Net changes in short-term debt	18	(1,112)	—	(1,094)
Proceeds from issuance of long-term debt	2,282	33,423	—	35,705
Principal payments on long-term debt	(1,631)	(33,216)	—	(34,847)
Other	(86)	(87)	—	(173)
Financing activity to/(from) other segments	—	(2,504)	2,504	—
Net cash provided by/(used in) financing activities	$ (1,448)	$ (3,496)	$ 2,504	$ (2,440)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	$ (61)	$ (93)	$ —	$ (154)

Selected Income Statement Information. The following table provides supplemental income statement information (in millions):

	For the period ended September 30, 2019					
	Third Quarter					
	Company excluding Ford Credit					
	Automotive	Mobility	Other (a)	Subtotal	Ford Credit	Consolidated
Revenues	$ 33,931	$ 14	$ —	$ 33,945	$ 3,045	$ 36,990
Total costs and expenses	33,158	339	1,386	34,883	2,368	37,251
Operating income	773	(325)	(1,386)	(938)	677	(261)
Interest expense on Automotive debt	—	—	262	262	—	262
Interest expense on Other debt	—	—	14	14	—	14
Other income/(loss), net	583	33	(132)	484	50	534
Equity in net income of affiliated companies	(27)	2	—	(25)	9	(16)
Income/(Loss) before income taxes	1,329	(290)	(1,794)	(755)	736	(19)
Provision for/(Benefit from) income taxes	132	(70)	(669)	(607)	165	(442)
Net income/(loss)	1,197	(220)	(1,125)	(148)	571	423
Less: Income/(Loss) attributable to noncontrolling interests	(2)	—	—	(2)	—	(2)
Net income/(loss) attributable to Ford Motor Company	$ 1,199	$ (220)	$ (1,125)	$ (146)	$ 571	$ 425

	For the period ended September 30, 2019					
	First Nine Months					
	Company excluding Ford Credit					
	Automotive	Mobility	Other (a)	Subtotal	Ford Credit	Consolidated
Revenues	$ 106,928	$ 26	$ —	$ 106,954	$ 9,231	$ 116,185
Total costs and expenses	103,742	986	3,322	108,050	7,104	115,154
Operating income	3,186	(960)	(3,322)	(1,096)	2,127	1,031
Interest expense on Automotive debt	—	—	723	723	—	723
Interest expense on Other debt	—	—	42	42	—	42
Other income/(loss), net	1,463	107	(354)	1,216	218	1,434
Equity in net income of affiliated companies	62	11	—	73	23	96
Income/(Loss) before income taxes	4,711	(842)	(4,441)	(572)	2,368	1,796
Provision for/(Benefit from) income taxes	757	(203)	(1,095)	(541)	581	40
Net income/(loss)	3,954	(639)	(3,346)	(31)	1,787	1,756
Less: Income/(Loss) attributable to noncontrolling interests	37	—	—	37	—	37
Net income/(loss) attributable to Ford Motor Company	$ 3,917	$ (639)	$ (3,346)	$ (68)	$ 1,787	$ 1,719

(a) Other includes Corporate Other, Interest on Debt, and Special Items

Selected Balance Sheet Information. The following tables provide supplemental balance sheet information (in millions):

	September 30, 2019			
Assets	**Company excluding Ford Credit**	**Ford Credit**	**Eliminations**	**Consolidated**
Cash and cash equivalents	$ 8,944	$ 11,579	$ —	$ 20,523
Marketable securities	13,354	3,454	—	16,808
Ford Credit finance receivables, net	—	51,183	—	51,183
Trade and other receivables, less allowances	3,700	6,921	—	10,621
Inventories	12,451	—	—	12,451
Assets of held-for-sale operations	812	—	—	812
Other assets	2,061	1,295	—	3,356
Receivable from other segments	301	2,095	(2,396)	—
Total current assets	41,623	76,527	(2,396)	115,754
Ford Credit finance receivables, net	—	53,530	—	53,530
Net investment in operating leases	1,960	27,492	—	29,452
Net property	35,195	209	—	35,404
Equity in net assets of affiliated companies	2,502	121	—	2,623
Deferred income taxes	12,906	182	(2,411)	10,677
Other assets	8,458	2,259	—	10,717
Receivable from other segments	414	2	(416)	—
Total assets	$ 103,058	$ 160,322	$ (5,223)	$ 258,157

	Company excluding Ford Credit	**Ford Credit**	**Eliminations**	**Consolidated**
Liabilities				
Payables	$ 21,156	$ 1,072	$ —	$ 22,228
Other liabilities and deferred revenue	20,151	1,580	—	21,731
Automotive debt payable within one year	1,622	—	—	1,622
Ford Credit debt payable within one year	—	52,852	—	52,852
Other debt payable within one year	130	—	—	130
Liabilities of held-for-sale operations	524	—	—	524
Payable to other segments	2,396	—	(2,396)	—
Total current liabilities	45,979	55,504	(2,396)	99,087
Other liabilities and deferred revenue	22,607	1,122	—	23,729
Automotive long-term debt	12,615	—	—	12,615
Ford Credit long-term debt	—	86,422	—	86,422
Other long-term debt	470	—	—	470
Deferred income taxes	146	2,712	(2,411)	447
Payable to other segments	9	407	(416)	—
Total liabilities	$ 81,826	$ 146,167	$ (5,223)	$ 222,770

Non-GAAP Financial Measures That Supplement GAAP Measures

We use both GAAP and non-GAAP financial measures for operational and financial decision making, and to assess Company and segment business performance. The non-GAAP measures listed below are intended to be considered by users as supplemental information to their equivalent GAAP measures, to aid investors in better understanding our financial results. We believe that these non-GAAP measures provide useful perspective on underlying business results and trends, and a means to assess our period-over-period results. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP measures may not be the same as similarly titled measures used by other companies due to possible differences in method and in items or events being adjusted.

- **Company Adjusted EBIT (Most Comparable GAAP Measure: Net income attributable to Ford) –** Earnings before interest and taxes (EBIT) excludes interest on debt (excl. Ford Credit Debt), taxes and pre-tax special items. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting. Pre-tax special items consist of (i) pension and OPEB remeasurement gains and losses, (ii) significant personnel expenses, dealer-related costs, and facility-related charges stemming from our efforts to match production capacity and cost structure to market demand and changing model mix, and (iii) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities. When we provide guidance for adjusted EBIT, we do not provide guidance on a net income basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- **Company Adjusted EBIT Margin (Most Comparable GAAP Measure: Company Net Income Margin) –** Company Adjusted EBIT margin is Company adjusted EBIT divided by Company revenue. This non-GAAP measure is useful to management and investors because it allows users to evaluate our operating results aligned with industry reporting.

- **Adjusted Earnings Per Share (Most Comparable GAAP Measure: Earnings Per Share) –** Measure of Company's diluted net earnings per share adjusted for impact of pre-tax special items (described above), tax special items and restructuring impacts in noncontrolling interests. The measure provides investors with useful information to evaluate performance of our business excluding items not indicative of the underlying run rate of our business. When we provide guidance for adjusted earnings per share, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

- **Company Adjusted Free Cash Flow (Most Comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities) –** Measure of Company's operating cash flow excluding Ford Credit's operating cash flows. The measure contains elements management considers operating activities, including Automotive and Mobility capital spending, Ford Credit distributions to its parent, and settlement of derivatives. The measure excludes cash outflows for funded pension contributions, separation payments, and other items that are considered operating cash outflows under U.S. GAAP. This measure is useful to management and investors because it is consistent with management's assessment of the Company's operating cash flow performance. When we provide guidance for Company adjusted free cash flow, we do not provide guidance for net cash provided by/(used in) operating activities because the GAAP measure will include items that are difficult to quantify or predict with reasonable certainty, including cash flows related to the Company's exposures to foreign currency exchange rates and certain commodity prices (separate from any related hedges), Ford Credit's operating cash flows, and cash flows related to special items, including separation payments, each of which individually or in the aggregate could have a significant impact to our net cash provided by/(used in) our operating activities.

- **Adjusted ROIC** – Calculated as the sum of adjusted net operating profit after cash tax from the last four quarters, divided by the average invested capital over the last four quarters. This calculation provides management and investors with useful information to evaluate the Company's after-cash tax operating return on its invested capital for the period presented. Adjusted net operating profit after cash tax measures operating results less special items, interest on debt (excl. Ford Credit Debt), and certain pension/OPEB costs. Average invested capital is the sum of average balance sheet equity, debt (excl. Ford Credit Debt), and net pension/OPEB liability.

Note: Calculated results may not sum due to rounding

Net Income Reconciliation To Adjusted EBIT ($M)

	Q3 2018	Q3 2019	YTD 2018	YTD 2019	Memo: FY 2018
Net income / (loss) attributable to Ford (GAAP)	$ 991	$ 425	$ 3,793	$ 1,719	$ 3,677
Income / (Loss) attributable to noncontrolling interests	2	(2)	14	37	18
Net income / (loss)	$ 993	$ 423	$ 3,807	$ 1,756	$ 3,695
Less: (Provision for) / Benefit from income taxes	(101)	442	(555)	(40)	(650)
Income / (Loss) before income taxes	$ 1,094	$ (19)	$ 4,362	$ 1,796	$ 4,345
Less: Special items pre-tax	(231)	(1,536)	(250)	(3,333)	(1,429)
Income / (Loss) before special items pre-tax	$ 1,325	$ 1,517	$ 4,612	$ 5,129	$ 5,774
Less: Interest on debt	(343)	(276)	(933)	(765)	(1,228)
Adjusted EBIT (Non-GAAP)	$ 1,668	$ 1,793	$ 5,545	$ 5,894	$ 7,002
Memo:					
Revenue ($B)	$ 37.6	$ 37.0	$ 118.5	$ 116.2	$ 160.3
Net income margin (GAAP) (%)	2.6%	1.1%	3.2%	1.5%	2.3%
Adjusted EBIT Margin (Non-GAAP) (%)	4.4%	4.8%	4.7%	5.1%	4.4%

Earnings Per Share Reconciliation To Adjusted Earnings Per Share

	Q3 2018	Q3 2019	YTD 2018	YTD 2019
Diluted After-Tax Results ($M)				
Diluted after-tax results (GAAP)	$ 991	$ 425	$ 3,793	$ 1,719
Less: Impact of pre-tax and tax special items	(183)	(931)	(197)	(2,505)
Less: Noncontrolling interests impact of Russia restructuring	-	-	-	(35)
Adjusted net income - diluted (Non-GAAP)	$ 1,174	$ 1,356	$ 3,990	$ 4,259
Basic and Diluted Shares (M)				
Basic shares (average shares outstanding)	3,976	3,970	3,976	3,976
Net dilutive options, unvested restricted stock units and restricted stock	24	37	23	30
Diluted shares	4,000	4,007	3,999	4,006
Earnings per share - diluted (GAAP)	$ 0.25	$ 0.11	$ 0.95	$ 0.43
Less: Net impact of adjustments	(0.04)	(0.23)	(0.05)	(0.63)
Adjusted earnings per share - diluted (Non-GAAP)	$ 0.29	$ 0.34	$ 1.00	$ 1.06

Net Cash Provided By / (Used In) Operating Activities Reconciliation To Company Adjusted Free Cash Flow ($M)

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	YTD 2018	YTD 2019
Net cash provided by / (used in) operating activities (GAAP)	$ 3,514	$ 4,972	$ 5,179	$ 1,357	$ 3,544	$ 6,463	$ 4,732	$13,665	$14,739
Less: Items not included in Company Adjusted Free Cash Flows									
Ford Credit free cash flows	(315)	5,907	3,811	(1,232)	1,118	5,267	4,523	9,403	10,908
Funded pension contributions	(88)	(72)	(123)	(153)	(294)	(106)	(211)	(283)	(611)
Global Redesign (including separations)	(16)	(18)	(45)	(117)	(136)	(222)	(334)	(79)	(692)
Other, net	53	(112)	163	(21)	(22)	175	(124)	104	30
Add: Items included in Company Adjusted Free Cash Flows									
Automotive and Mobility capital spending	(1,769)	(1,898)	(1,968)	(2,102)	(1,620)	(1,911)	(1,787)	(5,635)	(5,318)
Ford Credit distributions	1,013	450	600	660	675	650	1,100	2,063	2,425
Settlement of derivatives	(161)	114	109	70	(26)	86	16	62	76
Pivotal conversion to a marketable security	-	263	-	-	-	-	-	263	-
Company adjusted free cash flow (Non-GAAP)	$ 2,963	$ (1,804)	$ 115	$ 1,507	$ 1,907	$ 174	$ 207	$ 1,274	$ 2,288
Cash Conversion Calculation									
Company Adj. free cash flow (Non-GAAP) (sum of Trailing Four Qtrs)	$ 5,137	$ 2,089	$ 3,519	$ 2,781	$ 1,725	$ 3,703	$ 3,795		
Adj. EBIT (Non-GAAP) (sum of Trailing Four Qtrs)	$ 9,303	$ 8,190	$ 7,573	$ 7,002	$ 7,263	$ 7,226	$ 7,351		
Adj. free cash conversion (Non-GAAP) (Trailing Four Qtrs)*	55%	26%	46%	40%	24%	51%	52%		
Net Cash Provided By / (Used In) Operating Activities divided by Net Income Attributable to Ford (Trailing Four Qtrs)	219%	241%	266%	409%	488%	763%	1,004%		

* Most comparable GAAP Measure: Net Cash Provided By / (Used In) Operating Activities divided by Net Income Attributable to Ford

Adjusted ROIC

	Four Quarters Ended Q3 2018 ($B)	Four Quarters Ended Q3 2019 ($B)
Adjusted Net Operating Profit After Cash Tax		
Net income attributable to Ford	$ 6.3	$ 1.6
Add: Noncontrolling interest	0.0	0.0
Less: Income tax	0.1	(0.1)
Add: Cash tax	(0.6)	(0.7)
Less: Interest on debt	(1.2)	(1.1)
Less: Total pension/OPEB income/(cost)	0.7	(1.2)
Add: Pension/OPEB service costs	(1.2)	(1.1)
Net operating profit after cash tax	$ 4.9	$ 2.3
Less: Special items (excl. pension/OPEB) pre-tax	(0.3)	(3.3)
Adj. net operating profit after cash tax	$ 5.3	$ 5.6
Invested Capital		
Equity	$ 36.6	$ 35.4
Redeemable noncontrolling interest	0.1	-
Debt (excl. Ford Credit)	15.3	14.8
Net pension and OPEB liability	11.3	10.9
Invested capital (end of period)	$ 63.3	$ 61.1
Average invested capital	$ 64.6	$ 62.1
ROIC*	7.7%	3.6%
Adjusted ROIC (Non-GAAP)**	8.2%	9.0%

* Calculated as the sum of net operating profit after cash tax from the last four quarters, divided by the average invested capital over the last four quarters

** Calculated as the sum of adjusted net operating profit after cash tax from the last four quarters, divided by the average invested capital over the last four quarters

Special Items ($B)

	Q3		YTD	
	2018	**2019**	**2018**	**2019**
Global Redesign				
South America São Bernardo do Campo closure	$ (0.0)	$ (0.0)	$ (0.0)	$ (0.5)
Europe excl. Russia	(0.1)	(0.2)	(0.1)	(1.0)
Russia	-	0.0	-	(0.4)
India	-	(0.8)	-	(0.8)
Separations and Other (not included above)	(0.1)	(0.0)	(0.1)	(0.1)
Subtotal Global Redesign	$ (0.2)	$ (1.0)	$ (0.3)	$ (2.8)
Other Items				
Focus cancellation	$ (0.0)	$ -	$ (0.0)	$ (0.1)
Other, incl. Transit Connect customs ruling and Chariot	-	(0.2)	-	(0.2)
Subtotal Other Items	$ (0.0)	$ (0.2)	$ (0.0)	$ (0.3)
Pension and OPEB Gain / (Loss)				
Other pension remeasurement	$ -	$ (0.3)	$ 0.0	$ (0.3)
Pension curtailment	-	-	0.0	-
Subtotal Pension and OPEB Gain / (Loss)	$ -	$ (0.3)	$ 0.0	$ (0.3)
Total EBIT Special Items	$ (0.2)	$ (1.5)	$ (0.2)	$ (3.3)
Cash effect of Global Redesign (incl. separations)	$ (0.0)	$ (0.3)	$ (0.1)	$ (0.7)

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions)

	For the periods ended September 30,			
	2018	**2019**	2018	**2019**
	Third Quarter		First Nine Months	
	(unaudited)			
Financing revenue				
Operating leases	$ 1,463	**$ 1,480**	$ 4,321	**$ 4,429**
Retail financing	983	**987**	2,890	**2,958**
Dealer financing	519	**534**	1,624	**1,738**
Other financing	20	**23**	62	**73**
Total financing revenue	2,985	**3,024**	8,897	**9,198**
Depreciation on vehicles subject to operating leases	(936)	**(894)**	(2,975)	**(2,712)**
Interest expense	(989)	**(1,081)**	(2,898)	**(3,316)**
Net financing margin	1,060	**1,049**	3,024	**3,170**
Other revenue				
Insurance premiums earned	39	**43**	123	**136**
Fee based revenue and other	57	**60**	180	**175**
Total financing margin and other revenue	1,156	**1,152**	3,327	**3,481**
Expenses				
Operating expenses	368	**350**	1,070	**1,064**
Provision for credit losses	127	**93**	290	**189**
Insurance expenses	19	**33**	77	**103**
Total expenses	514	**476**	1,437	**1,356**
Other income, net	36	**60**	74	**243**
Income before income taxes	678	**736**	1,964	**2,368**
Provision for / (Benefit from) income taxes	160	**165**	266	**581**
Net income	$ 518	**$ 571**	$ 1,698	**$ 1,787**

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2018	September 30, 2019
		(unaudited)
ASSETS		
Cash and cash equivalents	$ 9,607	$ 11,579
Marketable securities	1,308	3,454
Finance receivables, net		
Retail installment contracts, dealer financing, and other financing	110,388	104,302
Finance leases	8,426	8,469
Total finance receivables, net	118,814	112,771
Net investment in operating leases	27,449	27,530
Notes and accounts receivable from affiliated companies	905	794
Derivative financial instruments	670	1,295
Other assets	3,456	3,460
Total assets	$ 162,209	$ 160,883
LIABILITIES		
Accounts payable		
Customer deposits, dealer reserves, and other	$ 1,097	$ 1,081
Affiliated companies	426	549
Total accounts payable	1,523	1,630
Debt	140,146	139,274
Deferred income taxes	2,595	2,712
Derivative financial instruments	663	637
Other liabilities and deferred revenue	2,307	2,475
Total liabilities	147,234	146,728
SHAREHOLDER'S INTEREST		
Shareholder's interest	5,227	5,227
Accumulated other comprehensive income / (loss)	(829)	(1,011)
Retained earnings	10,577	9,939
Total shareholder's interest	14,975	14,155
Total liabilities and shareholder's interest	$ 162,209	$ 160,883

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the periods ended September 30,	
	2018	**2019**
	First Nine Months	
	(unaudited)	
Cash flows from operating activities		
Net Income	$ 1,698	$ 1,787
Adjustments to reconcile net income to net cash provided in operations		
Provision for credit losses	290	189
Depreciation and amortization	3,626	3,306
Amortization of upfront interest supplements	(1,513)	(1,605)
Net change in deferred income taxes	142	137
Net change in other assets	(329)	58
Net change in other liabilities	470	228
All other operating activities	210	109
Net cash provided by / (used in) operating activities	$ 4,594	$ 4,209
Cash flows from investing activities		
Purchases of finance receivables	(33,751)	(28,449)
Principal collections of finance receivables	31,993	31,628
Purchases of operating lease vehicles	(11,015)	(9,728)
Proceeds from termination of operating lease vehicles	7,086	7,135
Net change in wholesale receivables and other short-duration receivables	686	2,822
Purchases of marketable securities	(3,401)	(4,438)
Proceeds from sales and maturities of marketable securities	4,504	2,322
Settlements of derivatives	228	87
All other investing activities	117	(41)
Net cash provided by / (used in) investing activities	(3,553)	1,338
Cash flows from financing activities		
Proceeds from issuances of long-term debt	37,035	33,423
Principal payments on long-term debt	(32,588)	(33,216)
Change in short-term debt, net	(1,677)	(1,190)
Cash distributions to parent	(2,063)	(2,425)
All other financing activities	(141)	(87)
Net cash provided by / (used in) financing activities	566	(3,495)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(145)	(93)
Net increase / (decrease) in cash, cash equivalents and restricted cash	$ 1,462	$ 1,959
Cash, cash equivalents and restricted cash at beginning of period	$ 9,682	$ 9,747
Net increase / (decrease) in cash, cash equivalents and restricted cash	1,462	1,959
Cash, cash equivalents and restricted cash at end of period	$ 11,144	$ 11,706